UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                                                            to

Commission file number 1-13990

A.	Full Title of the plan and the address of the plan, if different from that of the issuer named below:

LANDAMERICA FINANCIAL GROUP, INC.
SAVINGS AND STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LANDAMERICA FINANCIAL GROUP, INC.
5600 Cox Road
Glen Allen, Virginia 23060

LandAmerica Financial Group, Inc.
Savings and Stock Ownership Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2006 and 2005
with
Report of Independent Registered Public Accounting Firm

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

Employee Benefits Committee
LandAmerica Financial Group, Inc.

We have audited the accompanying statements of net assets available for benefits of the LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan (the “Plan”) as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

Glen Allen, Virginia
June 27, 2007

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets:
Investments	$502,636,537	$421,071,824

Receivables:
Employer contributions (net of forfeitures)	679,991	533,644
Participant contributions	1,430,981	1,251,709
Remaining assets of merged plan	759,921	11,155,475

Total receivables	2,870,893	12,940,828

Total assets	505,507,430	434,012,652

Liabilities:
Accrued fees payable	49,462	-

Net assets available for benefits at fair value	$505,457,968	$434,012,652

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,055,601)	(1,721,802)

Net assets available for benefits	$503,402,367	$432,290,850

        See accompanying notes.

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions:
Investment income:
Net appreciation in fair value of investments	$28,562,183
Investment income	17,955,089
Other	80,107

46,597,379

Contributions:
Participants	41,593,643
Employer, net of forfeitures	20,907,583
Rollovers	3,654,599

66,155,825

Total additions	112,753,204

Deductions:
Benefits paid to participants	42,121,052
Administrative expenses	253,266
Other	206,917

Total deductions	42,581,235

Transfers in from merged plan	939,548

Net increase	71,111,517

Net assets available for benefits:
Beginning of year	432,290,850

End of year	$503,402,367

        See accompanying notes.

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Notes to Financial Statements

1.	Description of the Plan:

The LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan (the “Plan”) is a defined contribution plan covering salaried employees of LandAmerica Financial Group, Inc. and participating subsidiaries (the “Company”) who have completed 30 days of employment.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Overall responsibility for administering the Plan rests with the Benefits Committee appointed by the Board of Directors of the Company.  Merrill Lynch Trust Company (the “Trustee”) maintains custody of the Plan’s assets and serves as the trustee of the Plan.

The following description of the Plan provides only general information. For a more complete description of the Plan’s provisions, copies of the Summary Plan Description are available on the Company’s website and from the Company’s Human Resources Department.

Contributions:

Effective January 1, 2006, participants can elect to defer up to 40% of their pretax annual compensation as defined in the Plan, subject to certain limitations under applicable federal law.  Participants age 50 or older may make additional catch-up contributions of $5,000 per year during 2006.

Effective January 1, 2005, the Company’s matching contribution is equal to 100% of a participant’s contributions, not to exceed 4% of a participant’s compensation.  These Company contributions are known as “Safe Harbor Matching Contributions.”  A participant is 100% vested in the Safe Harbor Matching Contributions made to his or her account.  Prior to January 1, 2005, the Company made matching contributions equal to 80% of a participant’s contributions, not to exceed 3% of the participant’s compensation.  In addition, the Company could make discretionary matching contributions which were determined by the Board of Directors of the Company.

Participant Accounts:

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Allocations are based on participant earnings or account balances, as defined in the Plan document.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions and were $132,632 as of December 31, 2006 and $141,876 as of December 31, 2005.

        LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

        Notes to Financial Statements, Continued

1.	Description of the Plan (continued):

Vesting:

Participants are immediately vested in their contributions plus actual earnings thereon and in Company Safe Harbor Matching Contributions, which were made after January 1, 2005. Vesting in the Company’s matching and discretionary contributions, which were made prior to January 1, 2005, and actual earnings thereon is based on years of service.  A participant is 100% vested in these contributions after six years of service.

Investment Options:

Upon enrollment, participants may direct the investment of their account balances in any of the following 10 investment options:

LandAmerica Financial Group, Inc. Common Stock – Monies held by this investment fund are invested in common stock of the Company.

Davis New York Venture Fund – Monies held by this fund are invested primarily in common stocks with the objective of long-term capital appreciation.

American Beacon Large Cap Value Fund – The fund seeks long-term capital appreciation and current income.  The fund invests primarily in equity securities of large market capitalization, U.S. companies.

ING International Value Fund – Monies held by this fund are invested in a portfolio composed of foreign common stocks with the goal of achieving long-term capital appreciation.

The Growth Fund of America – The fund seeks to provide long-term growth of capital through a diversified portfolio of common stocks.  The fund invests primarily in common stocks, convertibles, preferred stocks, U.S. government securities, bonds and cash.

Pioneer Oak Ridge Small Cap Growth Fund – The fund seeks capital appreciation. The fund invests primarily in equity securities of small-capitalization, U.S. companies.

Allianz NFJ Small Cap Value Fund – The fund seeks long-term growth of capital and income by normally investing at least 80% of its assets in common stocks of companies with market capitalization of between $100 million and $2.8 billion that have below average price to earnings ratios relative to their industries.

        LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

        Notes to Financial Statements, Continued

1.	Description of the Plan (continued):

Investment Options (continued):

Merrill Lynch Retirement Preservation Trust Fund – The fund seeks to provide preservation of capital, liquidity and current income at levels that are typically higher than those provided by money-market funds.

Merrill Lynch Equity Index Trust – Monies held by this fund are invested in common stocks with the objective to provide an investment return corresponding to the investment return of the Standard & Poor’s 500 Composite Stock Price Index.

PIMCO Total Return Fund – Monies held by this fund are invested primarily in an intermediate term portfolio of investment grade securities with the goal of achieving maximum returns while maintaining capital preservation.

Participants may change their investment options daily.

Effective April 1, 2005, the PIMCO NFJ Small Cap Fund was renamed the Allianz NFJ Small Cap Fund with no change in the fund description or investment objectives. On November 30, 2005, the Washington Mutual Investors Fund was eliminated and replaced by the American Beacon Large Cap Value Fund.

Participant Loans:

Participants who have a vested account balance of at least $1,000 may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their account balance.  Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund.  Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence.

The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the end of the previous quarter plus 2%.  Interest rates averaged approximately 8.1% during 2006 and 7.4% during 2005.  Principal and interest are paid ratably through payroll deductions.

Payment of Benefits:

Upon termination of service, a participant generally may elect to receive a lump-sum amount equal to the vested value of his or her account, or defer payment if the participant’s balance is over $1,000.

        LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

        Notes to Financial Statements, Continued

2.	Summary of Significant Accounting Policies:

Adoption of New Accounting Guidance:

At December 31, 2006, the Plan adopted the provisions of FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. The FSP requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

Investment Valuation and Income Recognition:

Marketable securities are stated at fair value based upon quoted market prices obtained by the Trustee from national security exchanges.  Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at the valuation date.  Shares of LandAmerica Financial Group, Inc. stock are valued at quoted market price.  Participant loans are valued at their outstanding balances, which approximate fair value.

Assets underlying the Merrill Lynch Retirement Preservation Trust Fund are primarily guaranteed investment contracts.  These contracts are valued at fair value and adjusted to contract value, which approximates fair value.  Contract value, as reported to the Plan by the Trustee, represents contributions made under the contracts, plus interest at the contract rates, less Plan withdrawals.  The carrying value of this investment has been reclassified as of December 31, 2005 to conform with the 2006 presentation.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

        Notes to Financial Statements, Continued

2.	Summary of Significant Accounting Policies (continued):

Use of Estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

3.	Investments:

Investments that represent 5% or more of the Plan’s net assets at December 31 are as follows:

	2006	2005

LandAmerica Financial Group, Inc. Common Stock, 965,400 and 1,011,794 shares, respectively	$61,671,405	$65,537,939
Merrill Lynch Retirement Preservation Trust Fund	108,189,514	95,655,659
Davis New York Venture Fund, 1,498,706 and 1,494,120 shares, respectively	58,374,592	50,904,674
American Beacon Large Cap Value Fund, 2,267,388 and 2,264,557 shares, respectively.	60,763,110	45,155,258
The Growth Fund of America, 1,642,512 and 1,413,282 shares, respectively	53,644,454	43,359,499
Merrill Lynch Equity Index Trust, 303,505 and 289,827 shares, respectively	32,614,631	26,968,375
PIMCO Total Return Fund, 3,244,928 and 2,600,985 shares, respectively	33,682,357	27,310,346
ING International Value Fund, 2,299,748 and 1,683,844 shares, respectively	47,328,824	30,090,294

During 2006, the Plan’s investments (including gains and losses on investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments

Common stock	$975,221
Common/collective trusts	4,363,252
Mutual funds	23,223,710

$28,562,183

        LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

        Notes to Financial Statements, Continued

4.           Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

6.	Administrative Expenses:

Although not required by the Plan, the Company absorbs a portion of the costs of plan administration.

7.	Income Tax Status:

The Company has received a determination letter from the Internal Revenue Service dated June 5, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

8.	Party-in-Interest Transactions:

Participants may direct the Trustee as to the voting of the LandAmerica Financial Group, Inc. common stock credited to their account.  In addition, the Plan invests in a number of the Trustee’s mutual funds and common/collective trusts, which are identified as a transaction with a party-in-interest in the accompanying supplemental schedule.

        LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

        Notes to Financial Statements, Continued

9.	Distributions Payable to Withdrawn Participants:

Amounts related to participants who had withdrawn from participation in the earnings and operations of the Plan as of the Plan year end, but for which disbursement had not been made were approximately $458,855 and $201,793 as of December 31, 2006 and 2005, respectively.  Such amounts are required to be reported as liabilities on the prescribed financial statements of Form 5500 and, accordingly, will be a reconciling item between the net assets available for benefits as reported in the financial statements of Form 5500 and the accompanying financial statements.

10.	Plan Merger:

During 2005, the Plan received assets from a qualified retirement plan sponsored by a company which was acquired by LandAmerica Financial Group, Inc.  This former plan was merged into the Plan, with the participants generally receiving vesting credit under the Plan for their tenure with the acquired company.  As of December 31, 2005, the Plan had recorded a receivable in the amount of $11,155,475, which represented the fair value of the remaining assets in the acquired company’s qualified retirement plan. During 2006, the majority of the remaining assets of the acquired company’s retirement plan were transferred to the Plan. As of December 31, 2006, the Plan has a receivable in the amount of $759,921, which represents the value of certain annuity contracts in the acquired company’s retirement plan that will be transferred into the Plan ratably over a five-year period.

SUPPLEMENTAL SCHEDULE

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Employer Identification No. 541589611
Plan No. 002

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

As of December 31, 2006

Fair Value
LandAmerica Financial Group, Inc. Common Stock#:
LandAmerica Financial Group, Inc. Common Stock, 965,400 shares	$61,671,405
UC Common Stock Fund:
Universal Corporation Common Stock, 34,163 shares	1,674,315
Davis New York Venture Fund:
Davis New York Venture Fund, 1,498,706 shares	58,374,592
American Beacon Large Cap Value Fund:
American Beacon Large Cap Value Fund, 2,267,388 shares	60,763,110
The Growth Fund of America:
The Growth Fund of America, 1,642,512 shares	53,644,454
ML Retirement Preservation Trust Fund*#:
ML Retirement Preservation Fund, N.A.	108,189,514
ML Equity Index Trust*#:
ML Equity Index Fund, 303,505 shares	32,614,631
PIMCO Total Return Fund:
PIMCO Total Return Fund, 3,244,928 shares	33,682,357
ING International Value Fund:
ING International Value Fund, 2,299,748 shares	47,328,824
Pioneer Oak Ridge Small Cap Growth Fund:
Pioneer Oak Ridge Small Cap Growth Fund, 556,639 shares	14,389,111
Allianz NFJ Small Cap Value Fund:
Allianz NFJ Small Cap Value Fund, 614,145 shares	19,192,038
Loans to Participants, 5% - 11.5%	11,112,186

Total Investment Assets	$502,636,537

* Indicates common/collective trusts
# Indicates a party-in-interest to the Plan

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LandAmerica Financial Group, Inc.
Savings and Stock Ownership Plan

Date: June 28, 2007	By:	LandAmerica Financial Group, Inc., Plan Administrator

	By:	/s/ Ross W. Dorneman
Ross W. Dorneman
Executive Vice President and
Chief Administrative Officer
LandAmerica Financial Group, Inc.

EXHIBIT INDEX

TO
FORM 11-K FOR
THE LANDAMERICA FINANCIAL GROUP, INC.
SAVINGS AND STOCK OWNERSHIP PLAN

Exhibit Number	Description of Exhibit

23	Consent of Keiter, Stephens, Hurst, Gary & Shreaves, P.C. independent registered public accounting firm, dated June 27, 2007